UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  1)1

Cohen & Steers Select Utility Fund, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

19248A109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,323,509
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,323,509
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,323,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,323,509
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,323,509
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,323,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,292,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,292,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,290,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,290,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 738,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 738,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON WILLIAM J. ROBERTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5

CUSIP NO. 19248A109

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 19248A109

(a)           The following constitutes Amendment No. 1 the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.                    Identity and Background

Item 2 is hereby amended and restated as follows:

(b)           This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Western Investment Hedged Partners L.P., a Delaware limited partnership ("WIHP"), Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Western Investment Total Return Fund Ltd., a Cayman Islands corporation (“WITRL”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Arthur D. Lipson (“Mr. Lipson” and together with WILLC, WIHP, WIAP, WITRL and WITRP, the “Western Group”), William J. Roberts (“Mr. Roberts”) and Matthew S. Crouse (“Mr. Crouse”).  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

WILLC has sole voting and investment power over WIHP's, WIAP's, WITRL’s and WITRP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of WILLC, WIHP, WIAP, WITRL, WITRP, Mr. Lipson and Mr. Crouse is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The principal business address of Mr. Roberts is c/o Beldon Fund, 99 Madison Avenue, 8th Floor, New York, New York 10016.  The officers and directors of WITRL and their principal occupations and business addresses are set forth on Schedule B to the initial Schedule 13D and incorporated herein by reference in this Item 2.

(c)           The principal business of WILLC is acting as the managing member of WIAP, investment manager of WITRL and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of WIHP, WIAP, WITRL and WITRP is acquiring, holding and disposing of investments in various companies.  The principal occupation of Mr. Roberts is serving as the President and Executive Director of the Beldon Fund, a non-profit organization.  The principal occupation of Mr. Crouse is serving as portfolio manager at WILLC.

(d)           No Reporting Person, nor any person listed on Schedule B to the initial Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B to the initial Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 19248A109

(f)           Mr. Lipson, Mr. Roberts and Mr. Crouse are citizens of the United States of America.

Item 3.                   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the approximately 3,323,509 Shares beneficially owned by WILLC is approximately $89,991,082. The Shares beneficially owned by WILLC consist of approximately 1,009 Shares, 1,000 of which were acquired with WILLC's working capital and approximately 9 of which were acquired through the Issuer’s dividend repurchase plan, 1,292,900 Shares that were acquired with WIHP's working capital, 1,290,900 Shares that were acquired with WIAP's working capital and 738,700 Shares that were acquired with WITRP's working capital.

Item 4.                   Purpose of Transaction.

Item 4 is hereby amended to add the following:

WILLC is seeking representation on the Issuer’s Board of Directors (the “Board”).  WILLC delivered a letter dated January 18, 2008 to the Corporate Secretary of the Issuer (the "Nomination Letter") nominating Messrs. Lipson, Roberts and Crouse, as set forth therein, for election to the Board at the Issuer's 2008 annual meeting of shareholders (the "2008 Annual Meeting").

On January 18, 2008, WILLC delivered a letter to each member of the Board describing certain concerns WILLC has regarding what it believes to be shareholder unfriendly actions taken by the Board.  Prior to sending the letter, WILLC had arranged to meet in-person with an officer of the Issuer to discuss such concerns, but that meeting was abruptly cancelled by the Issuer.  In its letter WILLC describes some of its concerns with the Issuer, including the recent decision by the Board to enact what WILLC believes to be shareholder unfriendly measures that serve to entrench the Board.  A copy of a press release dated January 22, 2008, which includes a copy of the letter, is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 5.                    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 43,320,750 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2007, as reported in the Issuer’s Form N-Q filed with the Securities and Exchange Commission on November 29, 2007.

As of the date hereof, WIHP, WIAP and WITRP beneficially own 1,292,900, 1,290,900 and 738,700 Shares, respectively, representing approximately 3.0%, 3.0% and 1.7%, respectively, of the Shares outstanding.  WILLC beneficially owns approximately 3,323,509 Shares, constituting approximately 7.7% of the Shares outstanding. Mr. Lipson beneficially owns approximately 3,323,509 Shares, constituting approximately 7.7% of the Shares outstanding.  WITRL does not currently beneficially own any Shares.

CUSIP NO. 19248A109

Mr. Roberts does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Roberts is deemed to beneficially own the approximately 3,323,509 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Roberts disclaims beneficial ownership of such Shares.

Mr. Crouse does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Crouse is deemed to beneficially own the approximately 3,323,509 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Crouse disclaims beneficial ownership of such Shares.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP, WIAP and WITRP by virtue of their respective positions as described in Item 2.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the initial filing of the Schedule 13D.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 22, 2008, WILLC, WIHP, WIAP, WITRL, WITRP, and Messrs. Lipson, Roberts and Crouse entered into a Joint Filing and Solicitation Agreement  (the "Joint Filing and Solicitation Agreement") in which, among other things, (a) the parties agreed to the joint filing and solicitation on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws and (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by WILLC to the Issuer’s Board at the 2008 Annual Meeting and for the purpose of taking all other actions incidental to the foregoing.  The Joint Filing and Solicitation Agreement is attached as an exhibit hereto and is incorporated herein by reference.

As of the date hereof, each of WIHP and WITRL was a party to certain equity swap arrangements (the “Swap Arrangements”) with a financial institution (the “Bank”) as the counterparty.  Pursuant to these Swap Arrangements, each of WIHP and WITRL is obligated to pay to the Bank the equity notional amount on a total of 46,900 and 526,159 Shares, respectively, subject to the Swap Arrangements (the “Reference Shares”) as of the beginning of the valuation period (which resets monthly), plus interest.  At the termination of the Swap Arrangements, the Bank is obligated to pay to each of WIHP and WITRL the market value of

CUSIP NO. 19248A109

their respective interest in the Reference Shares as of the end of the valuation period.  Any dividends received by the Bank on the Reference Shares during the term of the Swap Arrangements will be paid to WIHP and WITRL.  All balances will be cash settled and there will be no transfer to WIHP or WITRL of voting or dispositive power over the Reference Shares.  The Swap Arrangements expire on May 5, 2008.  Each of the Reporting Persons disclaims beneficial ownership of the Reference Shares except to the extent of his or its pecuniary interest therein.  The Reference Shares are not included as part of the totals, with respect to Shares, disclosed herein by the Reporting Persons.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Fund Ltd., Western Investment Total Return Partners L.P., Arthur D. Lipson, William J. Roberts, and Matthew S. Crouse, dated January 22, 2008.

99.2	Press Release, dated January 22, 2008.

99.3	Power of Attorney for William J. Roberts dated January 18, 2008.

CUSIP NO. 19248A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By: Western Investment LLC,
Its General Partner

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By: Western Investment LLC,
Its Managing Member

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By: Western Investment LLC,
Its Investment Manager

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By: Western Investment LLC,
Its General Partner

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

CUSIP NO. 19248A109

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

/s/ Arthur D. Lipson
ARTHUR D. LIPSON
as Attorney-in-fact for William J. Roberts

/s/ Matthew S. Crouse
MATTHEW S. CROUSE

CUSIP NO. 19248A109

SCHEDULE A

Transactions in the Shares Since the Filing of the Initial Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.

500	28.7625	12/06/07

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
None

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

1,600	28.8394	12/07/07
3,900	28.1212	12/12/07
11,200	28.3206	12/13/07

WESTERN INVESTMENT LLC

4.6025*	--	11/30/07
4.6975*	--	12/31/07

WESTERN INVESTMENT TOTAL RETURN FUND LTD.
None

ARTHUR D. LIPSON
None

WILLIAM J. ROBERTS
None

MATTHEW S. CROUSE
None

* Shares were acquired by Western Investment LLC pursuant to Cohen & Steers Select Utility Fund, Inc.’s dividend reinvestment plan.

CUSIP NO. 19248A109

EXHIBIT INDEX

Exhibit	Exhibit Number
Joint Filing and Solicitation Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Fund Ltd., Western Investment Total Return Partners L.P., Arthur D. Lipson, William J. Roberts, and Matthew S. Crouse, dated January 22, 2008.	99.1
Press Release, dated January 22, 2008.	99.2
Power of Attorney for William J. Roberts dated January 18, 2008.	99.3